Form 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549

                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of

                       the Securities Exchange Act of 1934


                         For the month of February 2008
                        Commission File Number: 001-06439


                                SONY CORPORATION
                 (Translation of registrant's name into English)

                 1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN


                    (Address of principal executive offices)

          The registrant files annual reports under cover of Form 20-F.



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

                  Form 20-F  X                   Form 40-F __


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______



                                   SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                            SONY CORPORATION
                                                              (Registrant)


                                         By:  /s/  Nobuyuki Oneda
                                                      (Signature)
                                         Nobuyuki Oneda
                                         Executive Vice President and
                                         Chief Financial Officer

Date: February 20, 2008

List of materials

Documents attached hereto:


i) Press release announcing Toshiba, Sony, and SCEI outline new joint venture for manufacturing high-performance semiconductors





February 20, 2008

Toshiba Corporation
Sony Corporation
Sony Computer Entertainment Inc.


FOR IMMEDIATE RELEASE



               Toshiba, Sony, and SCEI outline new joint venture for manufacturing high-performance semiconductors


Tokyo, Japan, February 20, 2008-Toshiba Corporation (Toshiba), Sony Corporation
(Sony) and Sony Computer Entertainment Inc. (SCEI) today announced that they have signed a definitive agreement to form a new joint venture among the companies for the production of high-performance semiconductors, including products for SCEI's PlayStation computer entertainment systems. Toshiba, Sony and SCEI started discussing the possibility of entering into a joint venture last year, and today's agreement follows an October 18, 2007 memorandum of understanding between the parties.


Under the terms of the definitive agreement, the joint venture, to be named at a later date, will start operation from April 1, 2008 in Nagasaki Technology Center of Sony Semiconductor Kyushu Corporation (SCK). It will be 60% owned by Toshiba, and Sony and SCEI will each take a 20% stake. Within the fiscal year ending March 31, 2008, Toshiba will acquire from Sony and SCK for approximately 90 billion yen, the 300mm wafer line installed in SCK's Nagasaki Technology Center Fab2, with the exception of some equipment, and plans to make it available to the joint venture at the start of operation. Details of the operation including administrative and operation organization will be finalized by the start-up date.


Semiconductors to be manufactured by the joint venture include the "Cell Broadband Engine(TM)" (Cell/B.E.) processor, the "RSX" graphics engine and other high-performance semiconductors for Sony Group, as well as Toshiba's leading edge SoCs (System on Chip) for applications in digital consumer products. Manufacturing will start with 65nm process, and the joint venture will promote migration to 45nm process mass production, in cooperation with Toshiba's system LSI manufacturing operation in Oita, while also working to achieve advances in manufacturing technologies and efficiencies.


Outline of Joint Venture
------------------------

Company name:          To be determined (at a later date)

Start of Operation:    April 1, 2008 (scheduled)

Location:              6-30 Tsukuba-machi, Isahaya-city, Nagasaki, Japan

Capitalization:        100 million yen

Ownership:             60% Toshiba, 20% Sony, 20% SCEI

Representation:        To be determined (Chairman and CEO to be appointed by
                       Toshiba, President and COO to be appointed by Sony)

Business:              Manufacture of high-performance semiconductors,
                       including Cell/B.E., RSX graphic engine, and Toshiba's leading edge SoCs for applications in digital consumer products.